FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                November 4, 2002

                               Perez Companc S.A.
             (Exact Name of Registrant as Specified in its Charter)

                                Maipu 1, Piso 22
                         (1084) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X   Form 40-F
                                       ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes No X
                                          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82N/A


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EXHIBIT                                                                     PAGE
-------                                                                     ----
A. Attached hereto as Exhibit A is a press release dated October 28, 2002, reporting in advance sales volumes, average prices and other significant events for the third quarter of 2002.
B. Attached hereto as Exhibit B is a press release dated October 30, 2002, relating to its Association Agreement.

                                    EXHIBIT A

         Attached hereto as Exhibit A is a press release dated October 28, 2002, reporting in advance sales volumes, average prices and other significant events for the third quarter of 2002.

                                    EXHIBIT B

         Attached hereto as Exhibit B is a press release dated October 30, 2002, relating to its Association Agreement.


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         PEREZ COMPANC S.A.


Date: November 4, 2002                   By: /s/ Mario C. Lagrosa
                                             ----------------------------------
                                             Name: Mario C. Lagrosa
                                             Title:   Chief Executive Officer



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                     PEREZ COMPANC REPORTS IN ADVANCE SALES
                       VOLUMES, AVERAGE PRICES AND OTHER
                   SIGNIFICANT EVENTS FOR 2002 THIRD QUARTER

Buenos Aires, October 28, 2002 - Perez Companc S.A. (Buenos Aires: PC NYSE: PC), controlling company with a 98.21% stake in Pecom Energia S.A. (Buenos Aires:
Peco), announces volumes and net average prices of the main products marketed by Pecom Energia S.A., change in the hedging prices of crude oil produced for the year 2003, change in valuation of the debt with HSBC Bank Argentina S.A. (HSBC), and reduction in the forestry business book value.

Volumes and net average prices of the main products marketed


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        Oil Sales               Million of barrels              Pesos / barrel
                       IIIQ 2002       IIIQ 2001       IIIQ 2002       IIIQ 2001

Argentina               5.8                 6.4            67.55           41.28
Venezuela               4.2                 4.4            36.69           30.81
Peru                    1.0                 1.1            88.92           41.02
Bolivia                 0.1                 0.1            68.27           53.90
Total                   11.1               12.0            58.02           37.56

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        Gas Sales               Billion Cubic        Pesos / thousand cubic feet
                       IIIQ 2002       IIIQ 2001       IIIQ 2002       IIIQ 2001

Argentina               23.6               27.7             1.84            2.57
Venezuela                2.7                2.1             1.64            1.94
Peru                     0.8                0.7             8.05            4.84
Bolivia                  3.3                3.8             5.48            3.66
Total                   30.4               34.3             2.38            2.70

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Petrochemical Product Sales     Thousand Tons                 Pesos / Ton
     Argentina         IIIQ 2002       IIIQ 2001       IIIQ 2002       IIIQ 2001

Styrene                    6                   7          2,869            1,433
Propylene                  6                   9            984              744
Polystyrene               13                  15          2,971            2,026
SBR                       13                  13          2,619            1,953
Fertilizers              144                 159            665              476
Total                    182                 203          1,062              724

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Petrochemical Product Sales     Thousand Tons                 Pesos / Ton
     Brazil            IIIQ 2002       IIIQ 2001       IIIQ 2002       IIIQ 2001

Styrene                  22                   20          2,848            1,204
Polystyrene              26                   25          2,939            1,648
Total                    48                   45          2,896            1,530

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  Refining Product Sales        Thousand Cubic Meters -    Pesos / Cubic Meter -
                                     Metric Tons                Metric Ton

                       IIIQ 2002       IIIQ 2001       IIIQ 2002       IIIQ 2001

Diesel Oil (M3)            177              164             627              515
Gasolines (M3)              39               29             730              628
Other Middle Dist. (M3)      4                8             746              562
Asphalts (MT)                9               19             569              420
Aromatics & Reform          74               85           1,032              595
Other Heavy Projects(MT)   102               53             569              362

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    Electrity Sales                Gwh                       Pesos / Mwh
                       IIIQ 2002       IIIQ 2001       IIIQ 2002       IIIQ 2001

Combined Cycle             1,082           893            34.75            47.56
Hydro                        310           494            24.75            31.01
Total                      1,392         1,387            32.53            41.66

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Note: All prices are stated in pesos adjusted for inflation. The exchange rate in force on September 30, 2002 was 3.75 pesos per United States dollar.


Change in the hedging price of crude oil produced for the year 2003


During 2002 third quarter the Company has performed several transactions using derivative instruments in order to reduce expected volatility in crude oil prices. Crude oil price hedging for the year 2003 is as follows:

For WTI prices below 20 US$/bbl, the hedging price is 19.52 US$/bbl and the hedging volume amounts to 17,500 bbl/d. For WTI prices equal to or above 20 US$/bbl and below 21 US$/bbl, the price is 19.44 US$/bbl and the hedging volume falls to 15,000 bbl/d. For WTI prices equal to or above 21 US$/bbl and below or equal to 27 US$/bbl, the hedging price is 18.65 U0

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S$/bbl and the hedging volume falls to 10,000 bbl/d. For WTI prices above 27
US$/bbl, the hedging volume amounts to 17,500 bbl/d and the hedging price is
22.31 US$/bbl.

Change in valuation of debt with HSBC

In June 1999, the Company, through its controlled company Perez Companc International S.A. (PCI), acquired a 10% equity interest in Distrilec Inversora S.A. in the amount of US$ 101 million. Payment was made by means of a promissory note drawn by PCI and guaranteed by Pecom Energia, maturing in June 2002 at a 7% p.a. fixed rate. The promissory note was subsequently transferred to a financial trust domiciled in Argentina in a securitized transaction and the trust issued US dollar-denominated bonds to be placed among Argentine investors.

On the promissory note maturity date, the Company and HSBC put forward opposing interpretations as to whether conversion into pesos (pesification) regulations under the Public Emergency and Exchange System Reform Law in connection with obligations to pay a sum certain in money denominated in foreign currency were applicable to such debt. At the trustee's request, the Company and HSBC initiated a mediation process.

As of June 30, 2002, the Company's debt was valued at approximately P$105 million. As of such date, the mediation process referred to above was open and final decision was subject to the progress of negotiations, there being at that time no elements or evidences that might serve as a basis for determining how the dispute would be settled.

Within the framework of such negotiations, PCI, Pecom Energia and HSBC agreed on a proposal involving reciprocal concessions that would result in the settlement of the dispute. Pursuant to the terms and conditions of such proposal, the parties acknowledge a debt in the amount of US$101 million to be cancelled by delivering HSBC Pecom Energia S.A.'s corporate notes (obligaciones negociables) due on June 2011. The first repayment of the aggregate principal amount of US$10 million is scheduled for December 2002 and repayment of the principal balance will be made on the maturity date at an annual rate equal to LIBOR plus a spread of 100 basis points. The proposal's contractual provisions will only be valid and binding upon the parties provided certain conditions are met within a term of 40 consecutive days, such conditions including approval of the proposal terms and conditions by Pecom Energia's and PCI's Board of Directors and by the Meeting of the Financial Trust Beneficiaries.

Taking into account the new elements provided during the course of the mediation and considering such elements clearly indicate the probable outcome of the dispute, as of September 30, 2002, the Company's debt will be recorded according to the terms and conditions of the proposal mentioned above. As a result of the debt depesification, the Company will record a debt of approximately P$288 millions in 2002 third quarter.

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Reduction in the forestry business book value

As of September 30, 2002, the Company is negotiating the sale of forestry assets.

Taking into account the Company's own evaluations as regards the probable sales price of such assets in the current Argentine macroeconomic scenario, it was deemed prudent to set up a provision to adjust book value of such assets to probable market value. Consequently, as of September 30, 2002 the Company will record a P$120 million loss.

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                                    EXHIBIT B


Attached hereto as Exhibit is a press release dated October 30, 2002 related to its Association Agreement.

                             ASSOCIATION AGREEMENT

Buenos Aires, October 30, 2002 - Perez Companc S.A. (Buenos Aires: PC NYSE: PC), controlling company with a 98.21% stake in Pecom Energia S.A. (Buenos Aires:
Peco), announces that it has subscribed an association agreement with Teikoku Oil Co., Ltd, whereby it transferred 50% of its rights and obligations inherent to gas production in San Carlos and Tinaco exploratory areas located in Cojedes, Venezuela.

The Transfer of Interest Agreement which is subject to the pertinent authorization by the Venezuelan Ministry of Energy and Mines, provides for an initial cash payment of US$ 1 million and a subsequent disbursement of US$ 2 million for the financing of the exploratory investments program in the Tinaco area in relation with geological studies, 2D seismic and 2D seismic evaluation and interpretation. The companies participating in the joint business agreed to start exploration of 200 Km. of 2D seismic in the Tinaco area by the end of 2002. Furthermore, in the event a joint commercial development in such area is agreed upon, Pecom Energia S.A. will receive a supplementary payment in the amount of US$ 3 million.

Pecom Energia S.A., with the remaining 50% interest in such areas, will keep on acting as operator.

In connection with such a transaction and taking into account the exploration investments previously made by Pecom Energia S.A., the Company will record a loss of approximately P$38 million.


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PEREZ COMPANC S.A.


Date:  11/01/2002
By: _____________________                    By: _________________________
Name:  Jorge de la Rua                       Name:  Daniel Eduardo Rennis
Title:  Attorney                             Title: Mario C. Lagrosa